UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3789 Attucks Drive
(No. and Street)

POWELL	OHIO	43065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Crawford (614) 485-3108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Securities, LLC, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


BRADEN SCOTT - NOTARY PUBLIC
COMM EXP: SEP 15, 2023
STATE OF OHIO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Capital City Securities, LLC"s auditor since 2011.
Columbus, Ohio
March 31, 2021

Capital City Securities, LLC
STATEMENTS OF FINANCIAL CONDITION

December 31, 2020 and 2019

	2020	2019
ASSETS		
Cash	$ 94,876	$ 5,372
Restricted cash and equivalents	50,000	50,000
Total Cash	144,876	55,372
Fees Receivable	6,644	50,936
Recivable from broker-dealers and clearing organization	-	29,365
Accounts receivable - related party	37,935	18,822
Accounts receivable - other	-	-
Other Assets	13,595	11,512
Total Current Assets	203,050	166,007
Long Term Assets	-	-
	$ 203,050	$ 166,007
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable	$ 96,394	$ 44,714
Commission Payable	12,976	70,999
Other Liabilities	906	-
Total Current Liabilities	110,276	115,713
Long Term Liabilities	-	-
Total Liabilities	110,276	115,713
Members' Equity:		
Contributed Capital	205,000	205,000
Retained Earnings	(112,226)	(154,706)
Total Members' Equity	92,774	50,294
	$ 203,050	$ 166,007

"See accompanying notes to the financial statements"

Capital City Securities, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues :		
Commissions	$ 604,718	$ 654,876
Other Income	38,239	70,416
Total Revenues	642,957	725,292
Expenses :		
Commissions	341,924	409,173
Clearing House Charges	97,876	100,059
Licenses, Dues and Subscriptions	62,108	32,007
Professional Fees	60,872	84,874
Insurance	19,178	30,613
Office Rent	4,890	7,249
Other	14,168	8,118
Total Expenses	601,016	672,093
Net Income	$ 41,941	$ 53,199

"See accompanying notes to the financial statements"

Capital City Securities, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2020 and 2019

	2020	2019
Contributed Capital :		
Balance at Beginning of Year	$ 205,000	$ 205,000
Contributions	-	-
Balance at End of Year	$ 205,000	$ 205,000
Retained Earnings:		
Balance at Beginning of Year	$ (154,706)	$ (144,677)
Net Income	41,941	53,199
Contributions	539	-
Distributions	-	(63,228)
Balance at End of Year	$ (112,226)	$ (154,706)
Total Members' Equity	$ 92,774	$ 50,294

"See accompanying notes to the financial statements"

Capital City Securities, LLC
STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from Operating Activities:		
Net Income	$ 41,941	$ 53,199
Adjustments to reconcile Net Income to Net Cash		
provided by operating activities:		
(Increase) Decrease in :		
Fees Receivable	44,292	(10,605)
Receivable from broker-dealers and clearing organization	29,365	(10,854)
Accounts Receivable - related party	(19,113)	2,330
Other Assets	(2,083)	1,023
(Increase) Decrease in :		
Accounts Payable	51,680	(10,246)
Commission Payable	(58,023)	27,759
Other Liabilities	906	(3,057)
Total Adjustments	47,024	(3,650)
Net Cash Provided by Operating Activities	88,965	49,549
Cash flows from Investing Activities:	-	-
Cash flows from Financing Activities:		
Contributions	539	-
Distributions	-	(63,228)
Net Cash Provided by (Used in) Financing Activities	539	(63,228)
Net Increase (Decrease) in Cash	89,504	(13,679)
Cash and Restricted Cash at beginning of period	5,372	19,051
Cash and Restricted Cash at end of period	$ 94,876	$ 5,372
Supplemental Disclosures:		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

"See accompanying notes to the financial statements"

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 3 1, 2020 AND 2019

Note 1 - Summary of Significant Accounting Policies

A. **Organization**

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, RBC Capital Markets Corporation ("RBC"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2020, the Company is licensed in 22 states, including Alaska, Arizona, California, Colorado, Florida, Hawaii, Illinois, Indiana, Iowa, Kentucky, Massachusetts, Michigan, Maryland, New York, North Carolina, New Jersey, Ohio, Pennsylvania, South Carolina, Texas, Nevada and Virginia.

B. **Management's Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2020. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with RBC. Included in the statements of financial condition is a restricted cash deposit for margin requirements at RBC in the amount of $50,000.

(Continued)

Note 1- Summary of Significant Accounting Policies-

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $297 and $258 in 2020 and 2019, respectively. Advertising is included in other expenses.

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Commission expense is also recorded on a trade-date basis as security transactions occur.

G.   Receivables

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

The receivable from broker-dealers and clearing organization is the net amount owed from RBC to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of various factors, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2020 and 2019.

(Continued)

Note 1- Summary of Significant Accounting Policies-

H.   Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3],

Note 2 — Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3—3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker—dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3—3.

Note 3 — Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3—l, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2020, $7,355, or $5,000. At December 31, 2020 the Company's net capital as defined by SEC Rule 15c3—l was $33,889 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3—l requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2020 the ratio was 3.40 to 1.

Note 4 — Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $15,268 in expenses during the year.

During the year, CCP also received $ 539 in contributions.

(Continued)

Note 5 — Income Taxes

The Company is recognized as a "pass—through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2020, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2017.

Note 6 - Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases, as a new Accounting Standards Codification Topic 842 ("ASC Topic 842"), which will supersede nearly all existing revenue recognition guidance under GAAP. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories:

- Financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments.
  - o Interest on the liability will be recognized separately from amortization of the asset.
  - o Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows.
- Operating leases will also require the recognition of an asset and liability measured at the present value of the lease payments.
  - o A single lease cost, consisting of interest on the obligation and amortization of the asset, calculated such that the amortization of the asset will increase as the interest amount decreases resulting in a straight-line recognition of lease expense.
  - o All cash outflows will be classified as operating on the statement of cash flows.
- The standard is effective for us for annual periods beginning January 1, 2019. We adopted ASC Topic 842 as of January 1, 2019. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 842 did not have a material impact on our financial statements.

- Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

(Continued)

Note 7 – COVID-19

During March 2020, the state and federal government issued stay at home and social distancing recommendations to combat the COVID-19 global pandemic. As a result, numerous local businesses were closed and employees were laid off. The Organization has made operational modifications to comply with the above recommendations, but continues to offer its services as of the audit report date. There has been a restructuring of meetings and customer interactions as result of these regulations. The Organization believes it has enough capital reserves to withstand the effects of the pandemic through the following 12 months from the report date. We are unable to project what other effects this pandemic will have beyond the subsequent 12 month from the date of the audit report, but management has no plans to cease operations.

Note 8 — Litigation

On September 21, 2020 the firm agreed to an Acceptance of Letter of Acceptance, Waiver, and Consent (AWC) with FINRA. Capital City Securities, LLC, CRD No. 146001, Matter No. 2015048347902 Respondent also consents to the imposition of the following sanctions:
1. Censure, and
2. An order to pay restitution in the amount of $53,174.51.

Respondent made the required restitution payments. Therefore the Matter is settled.

Note 9 - Subsequent Events

Management has reviewed all events subsequent to December 31, 2020, up to the date of audit report (March 31, 2021) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

Schedule I
Computation of Net Capiotal Under Rule 15c31
of the Securities and Exchange Commission

NET CAPITAL

Total Members' Equity		$	92,774
Add :			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
Total capital and allowable subordinated liabilities			92,774
Non-allowable assets:			
Accounts Receivable - related party	$	37,935	
Other Assets		13,595	51,530
Net Capital before haircuts on securities positions			41,244
Haircuts on Securities (computed, where applicable, pursuant to Rule 15c3-1(f)) :			
Other Securities		-	-
Total Net Capital		$	41,244
6 2/3% of Aggregate Indebtedness		$	7,355
Minimum Net Capital Requirement - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness			7,355
Excess Net Capital		$	33,889
Net Capital less the greater of 120% of the Minimum Net Capital Requirement ($6,000) or 10% of Aggregate Indebtedness ($11,028)		$	32,418

Schedule II

Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:		
Accounts Payable	$	96,394
Commissions Payable		12,976
Other Liabilities		906
Total allowable liabilities from Balance Sheet	$	110,276
Ratio of aggregate indebtedness to net capital		3.40 to 1

Schedule III

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$40,704
Audit adjustments	
Equity contribution	540
Total audit adjustments	540
Net capital per audited financial statements	$ 41,244

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2021

STATEMENT ON EXEMPTION FROM COMPUTATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION.

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5- "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(I) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2020, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Crawford
President

March 30, 2021

Nick DiBartolomeo, CPA
Brian Schneider, CPA

Rick Dumas, CPA
James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 31, 2021

Nick DiBartolomeo, CPA

Brian Schneider, CPA



HHH
CPA GROUP

Rick Dumas, CPA

James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital City Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Capital City Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital City Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital City Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 31, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67771 FINRA DEC

Capital City Securities, LLC
3789 Attucks Drive
Powell, OH 43065-6080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Crawford 614-485-3108

2. A.	General Assessment (item 2e from page 2)	$ 179.27
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/10/2020 Date Paid	(104.84)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 74.43

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital City Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of March, 2021.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 642,734

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

       Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   391,929

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   73,551

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   57,741

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ /

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ /

       Enter the greater of line (i) or (ii)

       Total deductions   523,221

2d. SIPC Net Operating Revenues $ 119,513

2e. General Assessment @ .0015 $ 179.27

(to page 1, line 2.A.)